UNITED STATES
                        SECURITES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark one)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the calendar year ended December 31, 1997

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from _______ to _______


                          Commission File No.: 0-22175


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     EMCORE CORPORATION 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               EMCORE CORPORATION
                              394 ELIZABETH AVENUE
                               SOMERSET, NJ 08873



                              REQUIRED INFORMATION

EMCORE Corporation 401(k) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two calendar years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix I and incorporated herein by this reference.



                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMCORE Corporation 401(k) Savings Plan



------------------------------------                 ----------------
Thomas G. Werthan                                     Date
Vice President
Chief Financial Officer
Trustee

                       CONSENT OF INDEPENDENT ACCOUNTANTS


          We consent to the incorporation by reference in the registration statement of EMCORE Corporation on Form S-8 (File No. 333-27507, & 333-39547 & 333-36445 & 333-45827) of our report dated July 17, 1998, on our audits of the financial statements of the EMCORE Corporation 401(k) Savings Plan as of December 31, 1997 and 1996, and for the year ended December 31, 1997, which is included in this Form 11-K




Florham Park, NJ
October 15, 1998

                               EMCORE CORPORATION
                               401(k) SAVINGS PLAN


                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES

                        AS OF DECEMBER 31, 1997 AND 1996
                    AND FOR THE YEAR ENDED DECEMBER 31, 1997

EMCORE CORPORATION
401(k) Savings Plan


REPORT OF INDEPENDENT ACCOUNTANTS



July 17, 1998


To the Participants and Administrator
of the EMCORE  Corporation  401(k) Savings Plan:

     In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of EMCORE Corporation 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the changes in net asset available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997 and Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EMCORE CORPORATION
401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1997 and 1996



                                              1997               1996
                                              ----               ----
                  ASSETS
Investments, at fair value: (Note 3)
   Mutual Funds                           $1,824,981            $ 983,462
   Money Market                              105,560               61,414
   EMCORE Corporation stock                   80,511                    -
   Participants' notes receivable             50,361               35,107
                                          ----------            ---------
         Total investments                 2,061,413            1,079,983
                                          ----------            ---------
Receivables:
   Participants' contributions                48,155               44,156
   Employer's contributions                   16,684                    -
                                          ----------           ----------
         Total receivables                    64,839               44,156
                                          ----------           ----------
   Net assets available for plan benefits $2,126,252           $1,124,139
                                          ==========           ==========



The  accompanying  notes are an integral part of these financial statements.

EMCORE CORPORATION
401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

     The following description of the EMCORE Corporation (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     1. General. The Plan is a defined contribution plan covering all full-time employees of the Company who have completed one month of service and are age twenty or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     2. Contributions. Each year, participants may contribute up to 15% percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Effective August 1, 1997, the Company began contributing 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. All employer contributions are invested in EMCORE
         Corporation common stock. Contributions are subject to certain limitations.

     3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     4. Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service. A participant becomes 100 percent vested after five years of credited service, with vesting taking place ratably over such period.

     5. Investment Options. Upon enrollment in the Plan, a participant may direct employee contributions in any percent increments in any of the available investment options. Participants may change their investment options at any time.

          Description of investment options:

          Money Market: Prudential Government Securities Trust - Funds are invested in United States Government securities.

          Mutual  Funds:

          Prudential Utility - Funds are invested in equity and debt securities of utility companies, including electric, gas, telephone and cable companies.

          Prudential Equity - Funds are invested in common stocks of major & established corporations.

          Prudential Small Company - Funds are invested in commons stocks selected for their potential for high return on equity, increased earnings, increasing or expected dividends and low P/E ratios.

          Prudential Allocation Strategy/Balanced - Funds are invested in allocations between stocks, bonds, convertibles and cash.

          Prudential Government Income - Funds are invested on bonds backed by the United States Government or by government-linked agencies.

          Putnam Voyager - Funds are invested in primarily common stocks of mid size firms.

          Alliance Growth - Funds are invested in equity securities issued by companies with favorable earnings and long-term growth prospects.

          Mutual Beacon - Funds are invested in common and preferred stocks and corporate debt.

          Aim Aggressive Growth - Funds are invested in equity securities of small-to medium-sized companies.

          Oppenheimer Quest Opportunity Value - Funds are invested among stocks, bonds and cash.

          Kemper-Dreman High Return - Funds are invested in common stocks that pay high dividends relative to the dividend yield of the S&P 500 index.

          EMCORE Corporation Stock - Funds are invested in common stock of EMCORE Corporation.

     6. Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund(s) from (to) the Participants' Loan Fund. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. Loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates in 1997 ranged from 7.5 percent to
         8.5 percent. Principal and interest is paid ratably through bi-weekly payroll deductions.

     7. Payment of Benefits. On termination of service due to death, disability or retirement, a participant or their beneficiary may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump-sum distribution.

     8. Forfeited Accounts. At December 31, 1997, forfeited nonvested accounts amounted to approximately $800. These accounts will be used to reduce future employer contributions.

     9. Administrative Fees. The Company pays all administrative fees of the Plan. Fees paid by the Company for the investment management services amounted to approximately $8,200 for the year ended December 31, 1997.


2.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. The Company stock is valued at its quoted market price. Participants' notes receivable is valued at cost which approximates fair value.

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of both realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits

     Benefits are recorded when paid.

3.   INVESTMENTS


     The following table presents the fair values of the Plan's investments held by Prudential Investments as of December 31, 1997 and 1996:



                                                     1997             1996
                                                     ----             ----
Money Market:
   Prudential Government Securities Trust        $   105,560   *   $  61,414   *

 Mutual Funds:
   Prudential Utility Class B                        258,979   *     345,251   *
   Prudential Utility Class A                        237,469   *           -
   Prudential Equity Class B                         234,969   *     302,991   *
   Prudential Small Company Class B                  175,835   *     207,832   *
   Prudential Equity Class A                         352,389   *           -
   Prudential Small Company Class A                  325,478   *           -
   Prudential Allocation Strategy Class A                  -               -
   Prudential Allocation Balanced Class A             84,932               -
   Prudential Allocation Strategy Class B                  -         112,624   *
   Prudential Allocation Balanced Class B             57,176               -
   Prudential Government Income Class B                7,311          14,764
   Prudential Government Income Class A                9,063               -
   Putnam Voyager Class A                              5,878               -
   Alliance Growth Class A                             5,368               -
   Mutual Beacon Class I                              38,848               -
   Aim Aggressive Growth                              13,215               -
   Oppenheimer Quest Opportunity value - Cl            6,355               -
   Kemper-Dreman High Return Class A                  11,716               -

EMCORE Corporation Stock Fund                         80,511               -

Participants' Loans Fund                              50,361          35,107
                                                ------------        --------
          Total Trust                            $ 2,061,413     $ 1,079,983
                                                ============     ===========

* - greater than 5% of net assets available for plan benefits

4.   PARTICIPANT SHARES AND SHARE VALUES

     Total participant shares and share values as of December 31, 1997 and 1996:

                                                           1997                              1996
                                                 -----------------------          ------------------------
                                                 NUMBER            SHARE          NUMBER            SHARE
                                                 OF SHARES         VALUE          OF SHARES         VALUE
                                                 ---------         -----          ---------         ------

Money Market:
   Prudential Government Securities Trust        105,560          $   1.00        61,414         $   1.00

Mutual Funds:
   Prudential Utility Class B                     21,021             12.32        31,733            10.88
   Prudential Utility Class A                     19,259             12.33             -              -
   Prudential Equity Class B                      11,849             19.83        17,575            17.24
   Prudential Small Company Class B               11,366             15.47        15,853            13.11
   Prudential Equity Class A                      17,753             19.85             -              -
   Prudential Small Company Class A               19,385             16.79             -              -
   Prudential Allocation Strategy Class B              -              -            9,239            12.19
   Prudential Allocation Balanced Class A          6,922             12.27             -              -
   Prudential Allocation Balanced Class B          4,675             12.23             -              -
   Prudential Government Income Class B              808              9.05         1,670             8.84
   Prudential Government Income Class A            1,001              9.05             -              -
   Putnam Voyager Class A                            309             19.05             -              -
   Alliance Growth Class A                           125             42.98             -              -
   Mutual Beacon Class 1                           2,757             14.09             -              -
   Aim Aggressive Growth                             286             46.21             -              -
   Oppenheimer Quest Opportunity Value Clas          179             35.42             -              -
   Kemper-Dreman High Return Class A                 357             32.78             -              -

EMCORE Corporation Stock                           4,129             19.50             -              -

5.   NUMBER OF PARTICIPANTS IN EACH FUND

     A total of 168 and 88 active and former employees have investments in the Plan as of December 31, 1997 and 1996, respectively.

     The number of participant accounts invested in each fund at December 31, 1997 and 1996 are summarized as follows:

                                                   1997              1996
                                                   ----              -----
Money Market:
   Prudential Government Securities Trust           30                16

Mutual Funds:
   Prudential Utility Class B                       43                43
   Prudential Utility Class A                       79                 -
   Prudential Equity Class B                        68                47
   Prudential Small Company Class B                 63                44
   Prudential Equity Class A                       123                 -
   Prudential Small Company Class A                100                 -
   Prudential Allocation Strategy Class B            -                15
   Prudential Allocation Balanced Class A           34                 -
   Prudential Allocation Balanced Class B           19                 -
   Prudential Government Income Class B              5                 5
   Prudential Government Income Class A             10                 -
   Putnam Voyager Class A                           10                 -
   Alliance Growth Class A                           6                 -
   Mutual Beacon Class I                            11                 -
   Aim Aggressive Growth                            12                 -
   Oppenheimer Quest Opportunity Value Clas         13                 -
   Kemper-Dreman High Return Class A                14                 -

EMCORE Corporation Stock                           153                 -

Participants' Loans                                 11                 5

6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants receive the value of the vested interest in his or her account as a lump-sum distribution.

7.   TAX STATUS

     In a letter dated March 11, 1994, the Prudential Investments' Prototype Non-standardized 401(k) Plan, which is utilized by employers participating in the Prudential Mutual Fund Management Trust, was accepted by the Internal Revenue Service under Section 401 of the Internal Revenue Code. The Company is in the process of filing with the Internal Revenue Service and expects to receive a favorable determination that the Plan qualifies under Section 401(a) of the Internal Revenue Code.

Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997

                                                                           SHARE                        CURRENT
                IDENTITY OF ISSUE                     TYPE                 VALUE          COST           VALUE
--------------------------------------              ------------          -------       -------         ---------

Prudential Government Securities Trust              Money Market          $ 1.00        $105,560        $105,560

Prudential Utility Class B                          Mutual Fund            12.32         207,540         258,979
Prudential Utility Class A                          Mutual Fund            12.33         203,972         237,469
Prudential Equity Class B                           Mutual Fund            19.83         195,725         234,969
Prudential Small Company Class B                    Mutual Fund            15.47         151,087         175,835
Prudential Equity Class A                           Mutual Fund            19.85         323,689         352,389
Prudential Small Company Class A                    Mutual Fund            16.79         295,701         325,478
Prudential Allocation Balanced Class A              Mutual Fund            12.27          94,274          84,932
Prudential Allocation Balanced Class B              Mutual Fund            12.23          63,585          57,176
Prudential Government Income Class B                Mutual Fund             9.05           7,267           7,311
Prudential Government Income Class A                Mutual Fund             9.05           8,957           9,063
Putnam Voyager Class A                              Mutual Fund            19.05           6,063           5,878
Alliance Growth Class A                             Mutual Fund            42.98           5,487           5,368
Mutual Beacon Class I                               Mutual Fund            14.09          42,903          38,848
Aim Aggressive Growth                               Mutual Fund            46.21          14,196          13,215
Oppenheimer Quest Opportunity Value Class           Mutual Fund            35.42           6,506           6,355
Kemper-Dreman High Return Class A                   Mutual Fund            32.78          11,722          11,716

EMCORE Corporation Stock                            Stock Fund             19.50          76,860          80,511

Participants' Loans                                 Loan Fund                                  -          50,361
                                                    7.50% - 8.50%
                                                    10/25/2001

Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997

                                                                                       CURRENT VALUE OF
                                            PURCHASE        SELLING       COST OF     ASSET ON TRANSACTION
                ASSET NAME                    PRICE          PRICE         ASSET              DATE            NET GAIN
--------------------------------------      --------        --------     ---------    ---------------------   ---------

Prudential Utility Class B                  $      -        $ 98,904     $  82,769       $   98,904            $16,135
Prudential Utility Class B                         -         177,448       150,413          177,448             27,035
Prudential Utility Class A                     98,904              -        98,904           98,904                 -
Prudential Utility Class A                    258,997              -       258,997          258,997                 -
Prudential Equity Class B                           -         99,197        79,531           99,197            19,666
Prudential Equity Class B                      71,880              -        71,880           71,880                 -
Prudential Equity Class B                           -        188,079       151,851          188,079            36,228
Prudential Small Company Class B                    -         83,031        70,145           83,031            12,886
Prudential Small Company Class B               75,577              -        75,577           75,577                 -
Prudential Small Company Class B                    -        154,001       127,544          154,001            26,457
Prudential Equity Class A                      99,197              -        99,197           99,197                 -
Prudential Equity Class A                     359,088              -       359,088          359,088                 -
Prudential Small Company Class A               83,031              -        83,031           83,031                 -
Prudential Small Company Class A              327,540              -       327,540          327,540                 -
Prudential Allocation Strategy Class A         55,221              -        55,221           55,221                 -
Prudential Allocation Balanced Class A         94,215              -        94,215           94,215                 -
Prudential Allocation Strategy Class B              -         72,952        71,873           72,952             1,079
Prudential Allocation Strategy Class B              -        129,285       125,098          129,285             4,187
Prudential Allocation Balanced Class B         72,952              -        72,952           72,952                 -
Prudential Allocation Balanced Class B         81,337              -        81,337           81,337                 -
EMCORE Corporation Stock                       78,121              -        78,121           78,121                 -